January 19, 2006
Via EDGAR
Ms. Patricia Armelin
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

RE:	The Valspar Corporation (the “Company”)
Form S-4, as amended
Filed September 30, 2005, amended November 16, 2005
and January 11, 2006
File No. 333-128753
Dear Ms. Armelin:
Following up on our telephone conversation of yesterday, this letter supplements the Company’s response to you dated January 13, 2006 with respect to comment numbers 1 and 2 in the letter from Pamela A. Long to Rolf Engh dated January 11, 2006.
We will refer in this letter to information included in the Operations 2005 vs. 2004 and Operations 2004 vs. 2003 portions of MD&A in our 2005 Annual Report.
When the Company determined in 2003 that claims for furniture protection plans sold in 2003 and prior years would exceed furniture protection plan revenues for those years, the Company took a $24.5 million charge. A portion of the 2003 charge, approximately $8.9 million, was booked to deferred revenue, increasing the cost of goods sold and reducing gross profit. The remainder of the 2003 charge, approximately $15.5 million, was booked to SG&A expense in accordance with FTB 90-1, increasing operating expenses.
Following the operational improvements to the business implemented in 2004 and receipt of the actuarial study conducted in 2004 for this business, the Company determined that it was appropriate to reduce the overall claims reserve for this business. The approximately $6.9 million reduction was taken from the excess liability reserve, with the corresponding income statement credit being booked to SG&A expense, following FTB 90-1 and the accounting treatment for the 2003 charge.

Ms. Patricia Armelin
January 19, 2006

Following receipt of the actuarial studies in 2005, the Company determined that it was again appropriate to reduce the overall claims reserve for this business. Of the approximately $8.0 million reduction in the reserve, $2.8 million was released from the excess liability reserve, for the reasons noted in the prior paragraph, and $5.2 million was released from deferred revenue. The $2.8 million adjustment had the effect of reducing reported expenses, and the $5.2 million adjustment had the effect of decreasing cost of goods sold. As of the end of fiscal 2005, the balance in the excess liability reserve was $0.
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Please contact me at the telephone number listed above if you have any questions about our responses.
Sincerely,
/s/ Tim Beastrom

Tim Beastrom

cc:	Rolf Engh, Esq.
Paul C. Reyelts
Martin R. Rosenbaum, Esq.